Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Half-Year Financial Report

For the Half-Year Ended

31 December 2023

(previous corresponding period: half-year ended 31 December 2022)

To be read in conjunction with the 30 June 2023 Annual Report.

In compliance with Listing Rule 4.2A.

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

28 February 2024

Appendix 4D Half-Year Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2023

Previous Reporting Period – Half-year Ended 31 December 2022

Revenues	—	—	to	—
Other Income	up	59%	to	4,110,397
Total revenue and other income	up	59%	to	4,110,397
Loss after tax attributable to members	up	3%	to	(21,228,191)
Net loss for the period attributable to members	up	3%	to	(21,228,191)

The loss after tax for the half-year ended 31 December 2023 of A$21,228,191 was higher compared to A$20,623,250 for the half-year ended 31 December 2022. The increase in loss after tax for the period ended 31 December 2023 was mainly attributable to the following:

•

an increase in R&D and intellectual property expenses of $1.46m mainly attributable to the increase in clinical trial expenses, contract laboratory services and staff costs while manufacturing costs decreased;

•	corporate expenses increased by $669k this reporting period mainly due to an increase in share-based payment expense and also inflation;

•	Net loss on foreign exchange was $27k for the half year ended 31 December 2023 compared to Net gain on foreign exchange of $461k for the half year ended 31 December 2022.

The above increases in total expenses were offset partly by the following:

•	Increase in interest income of A$1.70m

•	An increase in grant income by $360k

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)*
As at 31 December 2023	8.99
As at 31 December 2022	7.58

Immutep Limited- Appendix 4D	Page 1

Contents

Directors’ Report	3

Auditor’s Independence Declaration	10

Half-Year Financial Report

Consolidated Statement of Comprehensive Income	11

Consolidated Balance Sheet	12

Consolidated Statement of Changes in Equity	13

Consolidated Statement of Cash Flows	14

Notes to the Consolidated Financial Statements	15

Directors’ Declaration	26

Independent Auditor’s Review Report to the Members	27

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by Immutep Limited during the half-year reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Immutep Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is at Level 32, 264 George Street, Australia Square, SYDNEY, NSW 2000. Its shares are listed on the Australian Securities Exchange (ASX) and NASDAQ Global Market (NASDAQ).

Immutep Limited- Appendix 4D	Page 2

Directors’ Report

Your directors present their report on the group consisting of Immutep Limited and the entities it controlled at the end of, or during (referred to hereafter as the “Group” or “Immutep” and or the “Company”) the half-year ended 31 December 2023.

Directors

The following persons were directors of Immutep during the whole of the half-year and up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non- Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Dr Frédéric Triebel	(Executive Director & Chief Scientific Officer)
Ms Lis Boyce	(Non-Executive Director)
Ms Anne Anderson	(Non-Executive Director, appointed on 14 February 2024)

PRINCIPAL ACTIVITIES

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Its lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates, IMP701 and IMP731. IMP701 is fully licensed to a major pharmaceutical partner. IMP731 has been licensed to a major pharmaceutical partner and is being transitioned back to the Company (for more details see page 7). The company has a fourth candidate (IMP761) which is in pre-clinical development for autoimmune disease, as well as an early stage research project concerning a small molecule. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep is a late-stage biotechnology company developing novel LAG-3 related immunotherapies for cancer and autoimmune disease.

We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3). Our diversified product portfolio harnesses LAG-3’s unique ability to modulate the body’s immune response.

Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. The Company is listed on the Australian Securities Exchange (IMM) and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

Advancing Eftilagimod Alpha Through Late-Stage Development

Immutep is progressing efti through late-stage clinical trials towards potential marketing approvals in three cancer indications:

1.	First line non-small cell lung cancer (1st line NSCLC)

2.	First line head and neck squamous cell carcinoma (1st line HNSCC)

3.	Metastatic Breast Cancer

Immutep Limited- Appendix 4D	Page 3

Directors’ Report (Continued)

During the half year, Immutep received positive scientific advice from the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) advising that further toxicology studies are not needed for Immutep to submit a future Marketing Authorisation Application (MAA) for efti in Europe. Similar advice was previously received from the US Food and Drug Administration (FDA) for a potential future Biologics License Application (BLA).

Additionally, the Company received constructive feedback regarding its upcoming pivotal trial in 1st line NSCLC from the Paul-Ehrlich-Institut (PEI), a German regulatory authority and part of the Committee for Medicinal Products for Human Use (CHMP), which is covered in more detail below.

Registrational trial in 1st line NSCLC

TACTI-004 Phase III

TACTI-004 is Immutep’s planned Phase III trial of efti in combination with an anti-PD-1 therapy in 1st line NSCLC patients. The FDA has granted Fast Track designation to efti for this indication in patients with a PD-L1 Tumor Proportion Score (TPS) of >1%, offering the potential for expedited development and review.

Immutep advanced the necessary preparations for the trial throughout the half year period, including regulatory interactions. In December 2023, Immutep received constructive feedback from the Paul-Ehrlich-Institut (PEI), a German regulatory authority and part of the CHMP, regarding the planned trial. The PEI indicated its support for evaluating efti in combination with an anti-PD-1 therapy in a chemotherapy-free regimen or as a triple combination approach that includes chemotherapy and noted the good safety profile of efti in this combination.

Additional interactions with the FDA, other local European regulators, as well as with other stakeholders and potential partners are ongoing.

Immutep is uniquely positioned to address multiple patient populations within non-small cell lung cancer as defined by their level of PD-L1 expression, including high (TPS >50%), low (TPS 1-49%), and negative (TPS <1%) expressors, with either efti combined with anti-PD-1 therapy or a triple combination approach including chemotherapy. Immutep expects to commence the trial in CY2024.

Late-stage trial with Fast Track designation in 1st line HNSCC

TACTI-003 - Phase IIb

TACTI-003 is Immutep’s ongoing Phase IIb trial evaluating efti in combination with KEYTRUDA® (pembrolizumab) as a first line treatment in patients with HNSCC. It is a randomised, multicenter clinical trial conducted under a Clinical Trial Collaboration and Supply Agreement between Immutep and Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the US and Canada). Immutep has FDA Fast Track designation for this indication with the potential for expedited development and review.

Immutep completed patient enrolment for TACTI-003 in November 2023. Of the 171 patients participating, 138 patients have PD-L1 positive (Combined Positive Score [CPS] ≥1) tumours (Cohort A) and 33 patients have PD-L1 negative tumours (Cohort B). Patients in Cohort A whose tumors express PD-L1 (CPS >1) are stratified by CPS 1-19 and CPS >20, and the clinical results for these three CPS groups will be evaluated.

The primary endpoint of the study is Overall Response Rate of evaluable patients according to RECIST 1.1. Secondary endpoints include Overall Survival, Overall Response Rate according to iRECIST, Progression Free Survival, and Duration of Response. The primary analysis according to the trial protocol will be performed after all subjects have completed at least three cycles of treatment (18 weeks in total) or discontinued the trial, and all relevant data for the primary endpoint has been collected, cleaned, and analysed.

Immutep expects to report first data from TACTI-003 in H1 CY2024.

Immutep Limited- Appendix 4D	Page 4

Directors’ Report (Continued)

Late-stage integrated trial in Metastatic Breast Cancer AIPAC-003 Phase II/III

AIPAC-003 is an integrated Phase II/III trial evaluating efti in combination with standard-of-care paclitaxel (a chemotherapy) for the treatment of metastatic HER2-neg/low breast cancer and triple-negative breast cancer, which together account for ~78% of breast cancer cases. The study is taking place at different clinical sites across Europe and the US.

During the first half, Immutep completed the safety lead-in portion of the AIPAC-003 trial evaluating for the first time 90mg of efti in combination with paclitaxel in 6 patients during the quarter. The treatment was well tolerated with no dose limiting toxicities. Following the recommendation of the independent Data Monitoring Committee (IDMC), the Company proceeded into the randomised (1:1) portion of the Phase II study consisting of up to 58 evaluable patients who will receive 30mg efti or 90mg efti to determine the optimal biological dose in combination with paclitaxel. Currently 21 patients have been dosed in the randomized part.

Depending on the Phase II results, potential regulatory actions and resources, the Phase III portion of the trial will potentially follow, providing a risk-balanced approach for Immutep. If it proceeds, the Phase III study will be a randomised, double-blinded, placebo-controlled trial evaluating Overall Survival of patients as its primary objective and may include a specific patient population.

Phase I and II Studies with Eftilagimod Alpha

TACTI-002 (also designated KEYNOTE-798) Phase II Trial in 1st line NSCLC (Part A)

Immutep’s ongoing Phase II trial being conducted in collaboration with MSD and evaluating efti in combination with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) in patients with 1st line NSCLC (Part A). The trial is an all-comer study meaning patients can participate regardless of their PD-L1 biomarker status. It is a non-comparative, open-label, single-arm, multicentre clinical study at 18 centres across Australia, Europe and the US, which completed patient recruitment in late 2021.

Immutep has been continuing to follow patients from Part A of TACTI-002, reporting excellent Overall Survival results in patients with metastatic NSCLC at the ESMO Congress 2023 in Spain during the half year. Exceeding our expectations, median Overall Survival has reached 35.5 months in NSCLC patients expressing PD-L1 (patients with a TPS of >1%), 23.4 months in patients with low PD-L1 expression (TPS 1-49%), and encouragingly has not yet been reached in patients with high PD-L1 expression (TPS >50%). Efti in combination with pembrolizumab is enabling deep, durable responses for patients regardless of PD-L1 expression with a favourable safety profile that is in line with anti-PD-1 monotherapy.

The 35.5-month survival benefit seen in patients with a TPS of >1% gives these patients 12 to 18 months of additional survival compared to historical data from current standard-of-care immuno-oncology (IO) monotherapy and IO-IO or IO-chemotherapy options, including pembrolizumab in combination with doublet chemotherapy. In addition to the substantial survival benefit, the combination of efti and pembrolizumab is chemotherapy-free, avoiding the toxic side effects seen in chemotherapy options.

Following the efficacy results, new biomarker data from the trial was presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting in November 2023. The data demonstrated an early increase in immune cells (absolute lymphocyte count) was linked to improved clinical outcomes including the OS as detailed above.

EFTISARC-NEO Phase II Trial in Soft Tissue Sarcoma

EFTISARC-NEO is an ongoing investigator-initiated study being conducted by the Maria Skłodowska-Curie National Research Institute of Oncology in Poland. It is an open-label Phase II trial evaluating efti in combination with radiotherapy and pembrolizumab in up to 40 soft tissue sarcoma (STS) patients in the neoadjuvant (prior to surgery) setting. STS is an orphan disease with high unmet medical need and poor patient prognosis.

The trial is the first to evaluate efti in a neoadjuvant setting. The Maria Skłodowska-Curie National Research Institute of Oncology will primarily fund the study with a grant from the Polish government of € 1.5M(~A$2.2M), with Immutep providing efti at no cost.

Immutep Limited- Appendix 4D	Page 5

Directors’ Report (Continued)

The first patient was enrolled and safely dosed with the chemotherapy-free triple combination therapy in July 2023, and currently a total of 9 patients have been safely dosed.

Institute of Clinical Cancer Research (IKF) INSIGHT Clinical Trial Platform

INSIGHT is an ongoing investigator-initiated Phase I clinical trial platform investigating efti in different combination treatments. It consists of five different arms from strata A to E, with active arms reported on below. The trial is being conducted by the Institute of Clinical Cancer Research (IKF) at Northwest Hospital, Frankfurt, Germany.

INSIGHT-003 (Stratum C) - Phase I triple combination with standard-of-care anti-PD-1 therapy and chemotherapy

INSIGHT-003 evaluates a triple combination therapy consisting of efti and an approved standard of care combination of chemotherapy (carboplatin and pemetrexed) and anti-PD-1 therapy (pembrolizumab) in 50 patients as first line treatment in non-squamous NSCLC adenocarcinomas.

During the first half, encouraging efficacy and tolerability data was presented at the ESMO Congress 2023. A strong 71.4% Overall Response Rate was reported, along with a 90.5% Disease Control Rate and 10.1-month median PFS. Median Overall Survival (OS) has not yet been reached, despite 81% of patients having low or negative PD-L1 expression.

In the difficult-to-treat PD-L1 TPS <50% patient population, the triple combination achieved a high 70.6% response rate and median PFS above 10 months in both low (TPS 1-49%) and negative (TPS <1%) PD-L1 patients. These low and negative expressing PD-L1 patients collectively represent roughly 70% of the overall NSCLC patient population and remain an area of high unmet need. The strong ORR compares favourably to reported results from an independent registrational trial of anti-PD-1 and doublet chemotherapy that yielded a response rate of 40.8% in the same patient population.

The trial was expanded to four sites across Germany in November 2023 to support faster enrolment. Currently, 31 patients are enrolled in the study.

INSIGHT-005 (Stratum E) - New Phase I trial with Merck KGaA, Darmstadt, Germany

INSIGHT-005 is an open-label Phase I trial evaluating the safety and efficacy of efti in combination with BAVENCIO® (avelumab) in up to 30 patients with metastatic urothelial carcinoma. The study is being conducted under a Clinical Trial Collaboration and Supply Agreement between Immutep and Merck KGaA, Darmstadt, Germany. The study is jointly funded by Merck KGaA, Darmstadt, Germany and Immutep.

Following receipt of regulatory approvals, the first patient was enrolled and safely dosed in the trial in December 2023.

Manufacturing of Efti

During the half year, Immutep received regulatory authorisation for efti manufactured at commercial 2,000L scale for use in clinical trials across multiple European countries including Germany, Belgium, Denmark and the United Kingdom. This followed the successful scale up of the manufacturing process of efti (from the 200L process) to commercial scale.

Preclinical Research & Development

IMP761

IMP761 is Immutep’s proprietary preclinical candidate for autoimmune diseases and the world’s first LAG-3 agonist antibody. LAG-3 is a promising target in autoimmune diseases due to its ability to switch off activated T cells that are damaging tissue or creating inflammatory responses.

IMP761 has been designed to restore balance to the immune system. It does this by silencing self-antigen-specific memory T cells, which are the underlying cause of many autoimmune diseases. It has the potential to treat the underlying causes of many autoimmune diseases, such as inflammatory bowel disease, rheumatoid arthritis, and multiple sclerosis, rather than merely treating the symptoms.

Immutep Limited- Appendix 4D	Page 6

Directors’ Report (Continued)

During the half year, Immutep commenced the toxicology study evaluating the safety and toxicity of IMP761. Assuming this preclinical work is successfully completed, Immutep will advance IMP761 into clinical trials, currently planned for the middle of 2024.

Monash University

Following the end of the half year, Immutep entered into a research collaboration agreement with Monash University to progress joint investigations into the structure of LAG-3 and how LAG-3 interacts with its main ligand, MHC Class II. The new agreement is an extension of previous research collaboration agreements with Monash University signed in 2017 and 2020 and continues to be led by Professor Jamie Rossjohn at Monash University and Immutep’s CSO, Dr Frédéric Triebel.

Licensed Programs

GlaxoSmithKline (GSK) - IMP731 (GSK2831781) (in transition back to Immutep)

Immutep S.A.S entered into an exclusive License and Research Collaboration Agreement with GSK in 2010 for the development of GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody, targeting autoimmune disease.

GSK2831781 was evaluated by GSK in a Phase I/Ib trial in psoriasis, with encouraging early evidence of clinical efficacy. The trial was a double-blind, randomised, placebo-controlled clinical study in 40 healthy participants and 27 patients with psoriasis. The results showed a dose-dependent depletion of LAG-3 positive T cells in peripheral blood and psoriatic skin, with no safety or tolerability concerns[1].

GSK then commenced a Phase IIa trial of GSK2831781 in patients with active ulcerative colitis; however, the trial was discontinued based on the assessment of clinical data as part of a planned interim analysis conducted in consultation with the trial’s Data Review Committee, as announced by Immutep in January 2021. While the ulcerative colitis trial was discontinued, GSK evaluated whether GSK2831781 may have potential efficacy in other non-gastrointestinal inflammatory conditions[2].

Exercising its right to terminate the Agreement for convenience, GSK provided written notice of termination of the Agreement to Immutep on 26 February 2024 with an effective termination date of 30 May 2024. With effect from that date, the development and commercialisation rights to the LAG-3 candidate will revert to Immutep. Immutep is currently working with GSK on transition plans to complete a transfer of the drug and all related data and intellectual property to Immutep.

As a depleting antibody, GSK2831781 has a different mode of action compared to that of Immutep’s other LAG-3 products in development in oncology and autoimmune diseases. Once the Company has had the opportunity to examine the data returned from GSK, the Company will explore options for further developing and commercialising this asset. The Company expects no material impact on the financial statements due to the termination.

[1]

Ellis, J et al, Depletion of LAG-3+ T Cells Translated to Pharmacology and Improvement in Psoriasis Disease Activity: A Phase I Randomized Study of mAb GSK2831781, Clinical Pharmacology & Therapeutics, Vol. 109, #5, May 2021.

[2]

D’Haens, G, A randomised, double-blind, placebo-controlled study of the LAG-3-depleting monoclonal antibody GSK2831781 in patients with active ulcerative colitis, Aliment Pharmacol Ther. 2023;58:283–296.

EOC Pharma - Phase II (Efti in China)

EOC Pharma is Immutep’s exclusive development and commercialisation partner for efti (designated EOC202) in China, Hong Kong, Macau and Taiwan. Immutep retains these rights in all other territories. Immutep is evaluating with EOC Pharma, the next steps for developing efti in China.

Immutep Limited- Appendix 4D	Page 7

Directors’ Report (Continued)

Novartis Ieramilimab

Novartis is Immutep’s partner for the development of ieramilimab (Novartis code: LAG525), a humanised LAG-3 antagonist antibody derived from Immutep’s IMP701 antibody. Novartis conducted clinical trials of ieramilimab in multiple cancer indications in combination with its PD-1 inhibitor, spartalizumab.

LabCorp

Laboratory Corporation of America Holdings, known as LabCorp (NYSE: LH), is Immutep’s collaboration partner for the development of LAG-3 products or services. Immutep continued its work with LabCorp throughout the half year to support the development of new products and services, applying its in-depth LAG-3 expertise and knowledge.

Since the validation of the first LAG-3 product (Bristol Myers Squibb’s relatlimab) in 2022, there has been growing demand for immuno-oncology products or services. Immutep received initial fees from LabCorp and may be eligible to receive further revenues from commercial milestones as the collaboration progresses under its 2020 License and Collaboration Agreement with LabCorp.

Building Robust Intellectual Property

Immutep continued to build its portfolio of patents to protect its intellectual property, adding two new patents for efti and one new patent for IMP761 during the half year.

Eftilagimod Alpha

The Company was granted a new patent by the Brazilian Industrial Property Office protecting Immutep’s potency assay for release testing of efti. This assay is used in the commercial-scale (2,000L) manufacturing process for efti. The Brazilian patent follows similar patents granted in Japan and Australia in 2023, and Korea in 2022.

Immutep was also granted a new patent for efti by the Korean Intellectual Property Office. The patent protects Immutep’s intellectual property for combination therapies comprised of efti and a chemotherapy agent which is oxaliplatin, carboplatin, or topotecan. The application was filed as a second divisional application and follows the grant of the first divisional patent, announced in 2022.

IMP761

A new patent was also granted protecting IMP761 in September by IP Australia, the Australian Government’s patent agency.

Corporate Summary & Financial Performance

Following the half year, Immutep appointed Anne Anderson to the Board as independent non-executive director effective from 14 February 2024. Ms Anderson has extensive board and leadership experience serving Australian and international companies, including an executive career of more than 35 years spanning the energy and global financial services sectors. She brings considerable capability across capital markets, risk management and governance to Immutep’s Board.

During the current half-year reporting period, total revenue and other income increased from A$2.58 million to A$4.11 million. This was mainly as a result of an increase of A$1.70 million in interest income and an increase in grant income by A$360k which was partly offset by a decrease in gain in foreign exchange by $461k.

Immutep recognised A$2.02 million of grant income of which A$1.95 million was attributable to the Company’s French subsidiary which receives grants from the French Crédit d’Impôt Recherche scheme for expenditure incurred on eligible research and development activities conducted during the reporting period. Approximately A$68k was recognized in the parent entity from the Australian Federal Government’s R&D tax incentive program, which was provided mainly in respect of expenditure incurred on eligible research and development activities conducted in the reporting period for the TACTI-002 and TACTI-003 trials. Total grant income in the current half-year reporting period is A$2.02 million compared to A$1.66 million in the half year ended 31 December 2022.

Immutep Limited- Appendix 4D	Page 8

Directors’ Report (Continued)

Interest income increased from A$304k to A$2 million in the current half-year reporting period mainly due to the substantial increase in cash holdings throughout the six-month period as a result of funds received from capital raising in June 2023 and also increased interest rates.

Research and development and intellectual property expenses increased from A$18.97 million in the half-year ended 31 December 2022 to A$20.44 million in the current half-year reporting period. The increase is mainly attributable to an increase in clinical trial costs, staff costs and contract laboratory services while manufacturing costs decreased.

Corporate administrative expenses for the current half-year reporting period were A$4.80 million compared to A$4.13 million in the previous comparative period. This was mainly as a result of an increase in share-based payment expenses and also inflation.

The loss after tax for the half-year ended 31 December 2023 of A$21,228,191 was higher compared to A$20,623,250 for half-year ended 31 December 2022. This increase was mainly attributable to increase in clinical trial activities and contract laboratory services undertaken during the half year period.

Immutep continues to exercise prudent cash management and remains well-funded with a cash balance of A$103.7m as of 31 Dec 2023. This provides a cash runway to early calendar year 2026.

Outlook

Immutep is actively and strategically pursuing the development of two first-in-class agonist therapeutics in oncology (efti) and autoimmune disease (IMP761) with the aim of bringing these therapeutics to market in a timely and capital efficient manner.

Looking ahead, Immutep has several significant value creating milestones on the horizon, including updates for the upcoming pivotal TACTI-004 Phase III trial in 1st line NSCLC, the initiation of the first-in-human Phase I study of the Company’s autoimmune disease candidate IMP761, and clinical data updates from its Phase II trial in 1st line NSCLC, Phase IIb trial in 1st line HNSCC, and Phase II/III trial in metastatic breast cancer. This data pool across a wide range of cancers will potentially validate efti’s broad applicability and value as a promising immuno-oncology therapy.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 10. This report is made in accordance with a resolution of directors.

Yours sincerely,

/s/ Mr Marc Voigt

Mr Marc Voigt

CEO and Executive Director

Immutep Limited

28 February 2024

Immutep Limited- Appendix 4D	Page 9

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2023, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Immutep Limited and the entities it controlled during the period.

/s/ Jason Hayes
Jason Hayes	Sydney
Partner	28 February 2024
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Level 11,1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited- Appendix 4D	Page 10

Consolidated Statement of Comprehensive Income

For the Half-year Ended 31 December 2023

	Note	31 December 2023	31 December 2022
		A$	A$
REVENUE
License revenue		—	—
OTHER INCOME
Research material sales and others		88,901	24,004
Grant income		2,021,842	1,661,530
Net gain on foreign exchange		—	461,609
Interest income		1,999,654	303,689
Net gain on fair value movement of warrants		—	131,896

Total revenue and other income		4,110,397	2,582,728
EXPENSES
Research and development and intellectual property expenses		(20,436,458)	(18,973,792)
Corporate administrative expenses		(4,802,183)	(4,132,794)
Net loss on foreign exchange		(26,684)	—
Net change in fair value of convertible note	11	(62,477)	(84,405)
Finance costs		(10,786)	(14,987)

Loss before income tax		(21,228,191)	(20,623,250)

Income tax expense		—	—

Loss for the half-year		(21,228,191)	(20,623,250)

Other Comprehensive income/ (loss)
Exchange differences on the translation of foreign operations		(600,632)	1,606,274

Other comprehensive income / (loss) for the half-year, net of income tax		(600,632)	1,606,274

Total comprehensive loss for the half-year		(21,828,823)	(19,016,976)

Loss is attributable to:
Owners of Immutep Limited		(21,228,191)	(20,623,250)

Total comprehensive loss is attributable to:
Owners of Immutep Limited		(21,828,823)	(19,016,976)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents
Basic and diluted loss per share		(1.79)	(2.36)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 11

Consolidated Balance Sheet

As at 31 December 2023

	Note	31 December 2023	30 June 2023
		A$	A$
ASSETS
Current assets
Cash and cash equivalents	5	103,734,981	123,417,716
Current receivables	6	6,102,395	7,952,061
Other current assets	7	3,200,096	3,595,567

Total current assets		113,037,472	134,965,344

Non-current assets
Plant and equipment	8	78,633	83,144
Intangibles	9	8,740,414	9,490,222
Right of use assets		716,820	385,369
Other non-current assets		1,215,446	2,524,911

Total non-current assets		10,751,313	12,483,646

Total assets		123,788,785	147,448,990

LIABILITIES
Current liabilities
Trade and other payables	10	5,873,856	9,024,600
Employee benefits		472,745	562,301
Lease liability		210,119	185,205

Total current liabilities		6,556,720	9,772,106

Non-current liabilities
Convertible note liability	11	897,923	835,446
Employee benefits		184,460	164,432
Lease liability		506,908	207,617
Deferred tax liability		—	—

Total non-current liabilities		1,589,291	1,207,495

Total liabilities		8,146,011	10,979,601

Net assets		115,642,774	136,469,389

EQUITY
Contributed equity	12	446,711,304	446,272,203
Reserves	13	30,090,193	30,127,718
Accumulated losses		(361,158,723)	(339,930,532)

Equity attributable to the owners of Immutep Limited		115,642,774	136,469,389

Total equity		115,642,774	136,469,389

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 12

Consolidated Statement of Changes in Equity

For the Half-year Ended 31 December 2023

	Issued Capital A$	Reserves A$	Accumulated Losses A$	Total A$
Balance at 1 July 2022	367,407,757	29,004,818	(302,335,209)	94,077,366
Loss for the half-year	—	—	(20,623,250)	(20,623,250)
Other comprehensive income	—	1,606,274	—	1,606,274

Total comprehensive income/(loss) for the half-year	—	1,606,274	(20,623,250)	(19,016,976)

Transactions with owners in their capacity as owners:
Conversion of convertible notes	1,045,011	(2,589,486)	2,301,025	756,550
Employee Share based payments	—	872,310	—	872,310
Exercise of vested performance rights	1,881,688	(1,881,688)	—	—

Balance at 31 December 2022	370,334,456	27,012,228	(320,657,434)	76,689,250

Balance at 1 July 2023	446,272,203	30,127,718	(339,930,532)	136,469,389
Loss for the half-year	—	—	(21,228,191)	(21,228,191)
Other comprehensive income	—	(600,632)	—	(600,632)

Total comprehensive income/(loss) for the half-year	—	(600,632)	(21,228,191)	(21,828,823)

Transactions with owners in their capacity as owners:
Employee Share based payments	—	1,002,208	—	1,002,208
Exercise of vested performance rights	439,101	(439,101)	—	—

Balance at 31 December 2023	446,711,304	30,090,193	(361,158,723)	115,642,774

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 13

Consolidated Statement of Cash Flows

For the Half-year Ended 31 December 2023

	Note	31 December 2023	31 December 2022
		A$	A$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)		(24,358,988)	(15,901,129)
Grant income received		3,772,944	3,655,807
Research material sales received		170,674	40,883
Interest received		1,975,715	302,762
Payment for interest on leases		(10,785)	(14,748)

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES		(18,450,440)	(11,916,425)

CASH FLOWS RELATED TO INVESTING ACTIVITIES*
Payments for plant and equipment		(16,815)	(75,407)
Refund of security deposit		—	16,201
Payments for intangibles		(315,998)	—
Acquisition of investments		(86,308)	—

NET CASH OUTFLOWS IN INVESTING ACTIVITIES		(419,121)	(59,206)

CASH FLOWS RELATED TO FINANCING ACTIVITIES*
Payment for transaction cost for capital raise		(296,264)	—
Principal elements of lease payments		(128,813)	(114,182)
Refund for overpayment from shareholder		(6,782)	—

NET CASH OUTFLOWS IN FINANCING ACTIVITIES		(431,859)	(114,182)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(19,301,420)	(12,089,813)
Effect on exchange rate on cash and cash equivalents		(381,315)	470,625
Cash and cash equivalents at the beginning of the half-year		123,417,716	79,995,129

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	5	103,734,981	68,375,941

*	Non-cash investing and financing activities relate to the following:

•	Fair value movement of convertible notes disclosed in Note 11 to the financial statements.

•	Exercise of vested performance rights for no cash consideration disclosed in Note 12 to the financial statements.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 14

Notes to the Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Preparation

The half-year consolidated financial statements is a general purpose financial report for the half-year ended 31 December 2023 has been prepared in accordance with Australian Accounting Standard AASB 134: Interim Financial Reporting, and the Corporations Act 2001.

The half-year report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

Accordingly, it is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2023 and any public announcements made by Immutep Limited during the half-year in accordance with continuous disclosure requirements of the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period, except for the adoption of new and amended standards as set out below.

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

The accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. LIQUIDITY

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 31 December 2023, the Group holds cash and cash equivalents of $103,734,981 (30 June 2023: $123,417,716).

In line with the Group’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Group over the next 12 months. Based on this consideration, the directors are of the view there is no material uncertainty, and the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of future funding initiatives such as potential business development opportunities, capital raising initiatives, and the control of variable spending on research and development activities of the Group.

3. DIVIDENDS

The Board did not declare any dividends in the half-year ended 31 December 2023.

Immutep Limited- Appendix 4D	Page 15

Notes to the Consolidated Financial Statements (continued)

4. SEGMENT REPORTING

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, Cancer Immunotherapy.

Timing of revenue recognition continues to be for license revenue and other income at point in time except for interest income which is recognised over time.

Operating segment information

31 December 2023	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	2,021,842	—	2,021,842
Interest income	—	1,999,654	1,999,654
Research material sales	88,901	—	88,901
Net gain on foreign exchange	—	—	—
Net gain on fair value movement of warrants	—	—	—

Total revenue and other income	2,110,743	1,999,654	4,110,397

Result
Segment result	(23,127,898)	1,899,707	(21,228,191)

Loss before income tax expense	(23,127,898)	1,899,707	(21,228,191)

Income tax expense			—
Loss after income tax expense			(21,228,191)

Total segment assets	123,788,785	—	123,788,785

Total segment liabilities	8,146,011	—	8,146,011

31 December 2022	Immunotherapy A$	Unallocated A$	Consolidated A$
Revenue
License revenue	—	—	—
Other Income
Grant income	1,661,530	—	1,661,530
Interest income	—	303,689	303,689
Research material sales	24,004	—	24,004
Net gain on foreign exchange	—	461,609	461,609
Net gain on fair value movement of warrants	—	131,896	131,896

Total revenue and other income	1,685,534	897,194	2,582,728

Result
Segment result	(21,436,039)	812,789	(20,623,250)

Loss before income tax expense	(21,436,039)	812,789	(20,623,250)

Income tax expense			—
Loss after income tax expense			(20,623,250)

Total segment assets	86,009,304	—	86,009,304

Total segment liabilities	9,320,055	—	9,320,055

Immutep Limited- Appendix 4D	Page 16

Notes to the Consolidated Financial Statements (continued)

5. CASH AND CASH EQUIVALENTS

	Consolidated
	31 December 2023 $	30 June 2023 $
Cash on hand	230	358
Cash at bank	94,303,413	119,829,155
Cash on deposit	9,431,338	3,588,203

	103,734,981	123,417,716

The above cash and cash equivalents are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 4.65% (30 June 2023 - 0% to 4.70%).

6. CURRENT RECEIVABLES

	Consolidated
	31 December 2023 $	30 June 2023 $
GST and VAT receivables	1,670,462	1,781,734
Receivable for grant income	4,270,859	6,039,650
Accounts Receivables and Other Receivables	161,074	130,677

	6,102,395	7,952,061

Due to the short-term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2023.

7. OTHER CURRENT ASSETS

	Consolidated
	31 December 2023 $	30 June 2023 $
Prepayments*	3,002,130	3,521,300
Security deposit	153,441	53,194
Accrued income	44,525	21,073

	3,200,096	3,595,567

*	Prepayments are in relation to prepaid insurance and deposits paid to organisations involved in the clinical trials.

Immutep Limited- Appendix 4D	Page 17

Notes to the Consolidated Financial Statements (continued)

8. NON-CURRENT ASSETS - PLANT AND EQUIPMENT

	Plant and Equipment $	Computers $	Furniture and fittings $	Total $
At 30 June 2022
Cost or fair value	535,749	108,827	26,350	670,926
Accumulated depreciation	(525,692)	(86,566)	(20,735)	(632,993)

Net book amount	10,057	22,261	5,615	37,933

Year ended 30 June 2023
Opening net book amount	10,057	22,261	5,615	37,933
Exchange differences	631	169	452	1,252
Additions	60,305	18,140	4,290	82,735
Disposals	—	(1,427)	—	(1,427)
Depreciation charge	(19,222)	(14,750)	(3,377)	(37,349)

Closing net book amount	51,771	24,393	6,980	83,144

At 1 July 2023
Cost or fair value	506,059	182,397	39,394	727,850
Accumulated depreciation	(454,288)	(158,004)	(32,414)	(644,706)

Net book amount	51,771	24,393	6,980	83,144

Half-year ended 31 December 2023
Opening net book amount	51,771	24,393	6,980	83,144
Exchange differences	(367)	(77)	(51)	(495)
Additions	—	16,602	4,298	20,900
Disposal	—	(42)	—	(42)
Depreciation charge	(12,811)	(10,099)	(1,964)	(24,874)

Closing net book amount	38,593	30,777	9,263	78,633

At 31 December 2023
Cost or fair value	500,216	195,677	43,223	739,116
Accumulated depreciation	(461,623)	(164,900)	(33,960)	(660,483)

Net book amount	38,593	30,777	9,263	78,633

Immutep Limited- Appendix 4D	Page 18

Notes to the Consolidated Financial Statements (continued)

9. NON-CURRENT ASSETS – INTANGIBLES

	Intellectual Property $	Goodwill $	Total $
At 1 July 2022
Cost	23,864,364	109,962	23,974,326
Accumulated amortisation	(13,420,256)	—	(13,420,256)

Net book amount	10,444,108	109,962	10,554,070

Year ended 30 June 2023
Opening net book amount	10,444,108	109,962	10,554,070
Exchange differences	758,017	—	758,017
Amortisation charge	(1,821,865)	—	(1,821,865)

Closing net book amount	9,380,260	109,962	9,490,222

At 1 July 2023
Cost	25,816,589	109,962	25,926,551
Accumulated amortisation	(16,436,329)	—	(16,436,329)

Net book amount	9,380,260	109,962	9,490,222

Half-year ended 31 December 2023
Opening net book amount	9,380,260	109,962	9,490,222
Additions	315,998	—	315,998
Exchange differences	(94,892)	—	(94,892)
Amortisation charge	(970,914)	—	(970,914)

Closing net book amount	8,630,452	109,962	8,740,414

At 31 December 2023
Cost	25,820,697	109,962	25,930,659
Accumulated amortisation	(17,190,245)	—	(17,190,245)

Net book amount	8,630,452	109,962	8,740,414

Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method.

The Group amortises intellectual property assets using the straight-line method over a 13 – 14 year period. The Group’s intellectual property assets include patents related to its LAG-3 product candidates.

10. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES

	Consolidated
	31 December 2023 $	30 June 2023 $
Trade payables	3,033,712	5,448,213
Other payables and accruals	2,840,144	3,576,387

	5,873,856	9,024,600

Immutep Limited- Appendix 4D	Page 19

Notes to the Consolidated Financial Statements (continued)

11. NON-CURRENT LIABILITIES – CONVERTIBLE NOTE

	Consolidated
	31 December 2023 $	30 June 2023 $
Convertible note at fair value at beginning of reporting period	835,446	1,452,950
Net change in fair value	62,477	139,048
Transfer to contributed equity on conversion of Convertible notes	—	(461,805)
Transfer to accumulated losses on conversion of Convertible notes	—	(294,747)

Convertible note at fair value at end of reporting period	897,923	835,446

On 11 May 2015, the Group entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Group for cash consideration totaling A$13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued in 2015 had a face value of $1.00 per note and are currently convertible at a price of approximately $0.16 per share (adjusted for post share consolidation and anti-dilution clause), mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into ordinary shares of the Company (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Details of the warrants granted together with the convertible note at initial recognition date are as follows:

•	8,475,995 warrants were granted which are exercisable at a price of A$0.025 per share on or before 4 August 2025

•	371,445,231 warrants were granted which are exercisable at a price of A$0.0237 per share on or before 4 August 2020

All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital re-organisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

As a result of the 10 to 1 share consolidation in November 2019, the above cited warrants have been restated in accordance with the subscription agreement. The exercise prices have been adjusted for the capital raising during the financial year under the anti-dilution clause of share purchase agreements.

The warrant expiry dates remain unchanged. The restated terms are as follows:

•	847,600 warrants with an exercise price of A$0.248 per share

•	37,144,524 warrants with an exercise price of A$0.235 per share

37,144,524 warrants with an exercise price of A$0.235 per share lapsed unexercised on 4 August 2020. None of the other warrants specified above have been exercised since initial recognition up to 31 December 2023.

Immutep Limited- Appendix 4D	Page 20

Notes to the Consolidated Financial Statements (continued)

11. NON-CURRENT LIABILITIES - CONVERTIBLE NOTE (CONTINUED)

Fair value of convertible notes

The following assumptions were used to determine the initial fair value of the debt component of the convertible note which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	A$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

After initial recognition, there were five subsequent conversions of convertible notes in total as follows and no conversion happened during the half-year ended 31 December 2023:

•	Conversion of 3,437,707 convertible notes on 18 March 2021 (25%)

•	Conversion of 3,437,707 convertible notes on 14 May 2021 (25%)

•	Conversion of 3,437,707 convertible notes on 7 June 2021 (25%)

•	Conversion of 1,718,853 convertible notes on 14 March 2022 (12.5%)

•	Conversion of 859,427 convertible notes on 14 October 2022 (6.25%)

859,427 convertible notes (i.e., 6.25% of the initial convertible notes) remain outstanding as at 31 December 2023, each with a face value of A$1.00. The liability component of the convertible note has been measured at fair value as required by AASB 2 – Share-based Payments.

	Convertible Note – Liability $	Conversion feature – Equity $
Fair value at issuance	4,419,531	41,431,774
Fair value movements	6,067,802	—
Conversion to ordinary shares	(9,589,410)	(38,842,288)

Balance at 31 December 2023	897,923	2,589,486

Immutep Limited- Appendix 4D	Page 21

Notes to the Consolidated Financial Statements (continued)

12. EQUITY – CONTRIBUTED

	Consolidated
			31 December 2023 $	30 June 2023 $
Fully paid ordinary shares	12	(a)	437,049,350	436,610,249
Options over fully paid ordinary shares - listed			9,661,954	9,661,954

Total Issued Capital			446,711,304	446,272,203

(a) Ordinary shares			31 December 2023		30 June 2023
			No.	A$	No.	A$
At the beginning of reporting period			1,187,306,209	436,610,249	866,239,815	357,745,803
Shares issued during the year			—	—	308,010,583	80,082,752
Transaction costs relating to share issues			—	—	—	(4,145,006)
Exercise of performance rights - (shares issued during the year)	12	(b)	1,528,350	439,101	6,908,380	1,881,688
Conversion of Convertible Notes (shares issued during the period)	12	(b)	—	—	6,147,431	1,045,012

At reporting date			1,188,834,559	437,049,350	1,187,306,209	436,610,249

(b) Shares issued

31 December 2023 details	Number of shares	Issue price A$	Total A$
Exercise of performance rights (shares issued during the period)	1,528,350	0.29	439,101

	1,528,350		439,101

30 June 2023 details	Number of shares	Issue price A$	Total A$
Shares issued under Securities Purchase Plan	47,145,743	0.26	12,257,894
Shares issued under institutional placement	260,864,840	0.26	67,824,858
Performance rights exercised (transfer from share-based payment reserve)	6,908,380	0.27	1,881,688
Convertible Notes exercised	6,147,431	0.17	1,045,012

	321,066,394		83,009,452

Immutep Limited- Appendix 4D	Page 22

Notes to the Consolidated Financial Statements (continued)

13. EQUITY – RESERVES AND ACCUMULATED LOSSES

	Consolidated
	31 December 2023 $	30 June 2023 $
(a) Reserves
Options issued reserve	19,116,205	19,116,205
Conversion feature of convertible note reserve	2,589,486	2,589,486
Foreign currency translation reserve	3,243,875	3,844,507
Share-based payments reserve	5,140,627	4,577,520

	30,090,193	30,127,718

Movements in options issued reserve were as follows:
Opening balance and closing balance	19,116,205	19,116,205

Movements in conversion feature of convertible note reserve
Opening balance	2,589,486	5,178,972
Transfer to accumulated losses on conversion of Convertible Notes	—	(2,006,280)
Transfer to contributed equity on conversion of Convertible Notes	—	(583,206)

Ending balance	2,589,486	2,589,486

Movements in foreign currency translation reserve were as follows:
Opening balance	3,844,507	252,005
Currency translation differences arising during the half-year	(600,632)	3,592,502

Ending balance	3,243,875	3,844,507

Movements in share-based payments reserve were as follows:
Opening balance	4,577,520	4,457,636
Options and performance rights expensed during the half-year	1,002,208	2,001,572
Exercise of vested performance rights transferred to contributed equity	(439,101)	(1,881,688)

Ending balance	5,140,627	4,577,520

(b) Accumulated losses
Movements in accumulated losses were as follows:
Opening balance	(339,930,532)	(302,335,209)
Net loss for the half-year	(21,228,191)	(39,896,348)
Conversion of Convertible Notes	—	2,301,025

Ending balance	(361,158,723)	(339,930,532)

Immutep Limited- Appendix 4D	Page 23

Notes to the Consolidated Financial Statements (continued)

14. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities, and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2023%	31 December 2022%
Immutep US Inc	USA	Ordinary	100%	100%
PRR Middle East FZ LLC	UAE	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep S.A.S.	France	Ordinary	100%	100%

15. CONTINGENT LIABILITIES

There were no material contingent liabilities at 31 December 2023 and 2022.

16. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Following the half year, Immutep appointed Anne Anderson to the Board as independent non-executive director effective from 14 February 2024.

On 26 February 2024, Immutep received from GSK a written notice of termination of its exclusive License and Research Collaboration Agreement with GSK entered into in 2010 for the development of GSK2831781, a LAG-3 depleting antibody derived from Immutep’s IMP731 antibody, targeting autoimmune disease, with an effective termination date of 30 May 2024. With effect from that date, the development and commercialisation rights to the LAG-3 candidate will revert to Immutep with GSK holding a small economic interest in the commercial success of the candidate via a royalty, reflecting the development work it completed for the asset. The Company expects no material impact on the financial statements due to the termination. Immutep is currently working with GSK on transition plans to complete a transfer of the drug and all related data and intellectual property to Immutep.

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

17. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(i)	Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2023 and 30 June 2023 on a recurring basis:

At 31 December 2023	Level 1 A$	Level 2 A$	Level 3 A$	Total A$
Liabilities
Convertible note liability	—	—	897,923	897,923

Total liabilities	—	—	897,923	897,923

At 30 June 2023	Level 1 A$	Level 2 A$	Level 3 A$	Total A$
Liabilities
Convertible note liability	—	—	835,446	835,446

Total liabilities	—	—	835,446	835,446

Immutep Limited- Appendix 4D	Page 24

Notes to the Consolidated Financial Statements (continued)

(ii)	Valuation techniques used to determine fair values

Level 1:	The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

17. FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2:	The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3:	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(iii)	Fair value measurements using valuation techniques

•	There are no financial instruments as at 31 December 2023 and 30 June 2023 under Level 1.

•	There are no financial instruments as at 31 December 2023 and 30 June 2023 under Level 2.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 11 for details of fair value measurement

(iv)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 December 2023 A$	Unobservable inputs	Range of inputs
Convertible note	897,923	Face value Interest rate of note Risk adjusted interest rate	A$859,427 3.0 15.0	% %

(v)	Valuation inputs and relationships to fair value

The convertible note was valued using a discounted cashflow model.

Immutep Limited- Appendix 4D	Page 25

Directors’ Declaration

The Directors of the company declare that:

a)	The financial statements and notes, as set out on pages 11 to 25 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards and the Corporations Regulations 2001; and

(ii)	giving a true and fair view of the group’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date.

b)	there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

/s/ Mr Marc Voigt
Mr Marc Voigt CEO and Executive Director Immutep Limited 28 February 2024

Immutep Limited- Appendix 4D	Page 26

Independent auditor’s review report to the members of Immutep Limited

Report on the half-year financial report

Conclusion

We have reviewed the half-year financial report of Immutep Limited (the Company) and the entities it controlled during the half-year (together the Group), which comprises the consolidated balance sheet as at 31 December 2023, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immutep Limited does not comply with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report.

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional & Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to the audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Responsibilities of the directors for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 0000, F: +61 2 8266 9999

Level 11,1PSQ, 169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999

Liability limited by a scheme approved under Professional Standards Legislation.

Immutep Limited- Appendix 4D	Page 27

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

/s/ PricewaterhouseCoopers PricewaterhouseCoopers

/s/ Jason Hayes
Jason Hayes	Sydney
Partner	28 February 2024

Immutep Limited- Appendix 4D	Page 28